EXHIBIT 99.1

Ultrapetrol Announces Substitution of Certain FFAs Cleared Through LCH Clearnet for Non-Cleared Over the Counter FFAs for Second Half of 2008

NASSAU, Bahamas, May 20, 2008 (PRIME NEWSWIRE) -- Ultrapetrol (Bahamas) Limited (Nasdaq:ULTR), an industrial transportation company serving marine transportation needs in four markets (River Business, Offshore Supply Business, Ocean Business and Passenger Business), today announced that it executed two similar sets of transactions through which it has bought and sold respectively the same number of Forward Freight Agreements ("FFA") positions with almost neutral overall effect in its year-end results and beneficial effects on its working capital requirements.

Len Hoskinson, the Company's Chief Financial Officer said, "The market rates for Capesize vessels have increased substantially, culminating in another record high today. The robust Capesize market bodes well for Ultrapetrol strengthening its results in general as we have substantially more open days on our vessels than we have FFAs. We have substituted a large portion of our FFA positions sold through LCH Clearnet by an equivalent number of over the counter FFA contracts sold to reliable parties. In fact, we have bought a total of 274 days of FFAs through the clearing house in the third and fourth quarter and simultaneously we sold in total the same 274 days of FFAs over the counter at almost the same values. The effect of these transactions at year-end is expected to be close to zero and at the same time it contributes to our working capital."

On Friday, May 16, 2008, the Company entered into an FFA contract whereby one of its subsidiaries contracted with a counterparty through the facilities of LCH Clearnet to charge the average time charter rate for the 4 Capesize Time Charter Routes ("C4TC") for a total of 90 days (15 days in July 2008, 15 days in August 2008, 15 days in September 2008, 15 days in October 2008, 15 days in November 2008 and 15 days in December 2008) in exchange for a fixed rate of $170,000 (one hundred and seventy thousand U.S. Dollars) per day. Through this FFA we offset an equal number of days of the FFA positions previously sold by our subsidiary for the second half of 2008.

Simultaneously on May 16, 2008, the Company entered into an over the counter Forward Freight Agreement ("OTC FFA") contract whereby one of its subsidiaries contracted to pay the average time charter rate for the C4TC for a total of 90 days (15 days in July 2008, 15 days in August 2008, 15 days in September 2008, 15 days in October 2008, 15 days in November 2008 and 15 days in December 2008) in exchange for a fixed rate of $168,000 (one hundred and sixty eight thousand U.S. Dollars) per day.

Similarly, on May 19, 2008, the Company entered into an FFA whereby one of its subsidiaries contracted with a counterparty through the facilities of LCH Clearnet to charge the average time charter rate for the C4TC for a total of 184 days (31 days in July 2008, 31 days in August 2008, 30 days in September 2008, 31 days in October 2008, 30 days in November 2008 and 31 days in December 2008) in exchange for a fixed rate of $166,000 (one hundred and sixty six thousand U.S. Dollars) per day. Through this FFA we offset an equal number of days of the FFA positions previously sold by our subsidiary for the second half of 2008.

Simultaneously on May 19, 2008, the Company entered into an OTC FFA contract whereby one of its subsidiaries contracted to pay the average time charter rate for the C4TC for a total of 184 days (31 days in July 2008, 31 days in August 2008, 30 days in September 2008, 31 days in October 2008, 30 days in November 2008 and 31 days in December 2008) in exchange for a fixed rate of $165,000 (one hundred and sixty five thousand U.S. Dollars) per day.

All the FFAs entered into as OTC FFAs have no margin account requirements and as such bear a higher counterparty risk than cleared FFAs.

The Company believes that the net effect of the transactions described above will be almost neutral (a charge to net income of $(0.4) million through year end). The short-term effect on earnings and net income of having offset some of our cleared positions will, however, likely require us to record in our Income Statement for the second quarter of 2008 a one-time charge to net income of $(24.2) million. All but $0.4 million of this charge is expected to be offset over the balance of 2008.

The Company also believes that through these transactions it has reduced its future working capital requirements without affecting in any significant way its year end results.

About Ultrapetrol

Ultrapetrol is an industrial transportation company serving the marine transportation needs of its clients in the markets on which it focuses. It serves the shipping markets for grain, vegetable oils, minerals, crude oil, petroleum and refined petroleum products, as well as the offshore oil platform supply market and the leisure passenger cruise market, with its extensive and diverse fleet of vessels. These include river barges and push boats, platform supply vessels, tankers, oil-bulk-ore and capesize bulk vessels and a passenger ship. More information about the Company can be found on its Web Site at http://www.ultrapetrol.net.

The Ultrapetrol (Bahamas) Limited logo is available at http://www.primenewswire.com/newsroom/prs/?pkgid=3164

Forward-Looking Language

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, the Company's management's examination of historical operating trends, data contained in our records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, the Company cannot assure you that the Company will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include future operating or financial results; pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including dry docking and insurance costs; general market conditions and trends, including charter rates, vessel values, and factors affecting vessel supply and demand; its ability to obtain additional financing; its financial condition and liquidity, including its ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities; its expectations about the availability of vessels to purchase, the time that it may take to construct new vessels, or vessels' useful lives; its dependence upon the abilities and efforts of its management team; changes in governmental rules and regulations or actions taken by regulatory authorities; adverse weather conditions that can affect production of the goods the Company transports and navigability of the river system; the highly competitive nature of the oceangoing transportation industry; the loss of one or more key customers; fluctuations in foreign exchange rates and devaluations; potential liability from future litigation; and other factors. Please see the Company's filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

ULTR-G

CONTACT:  The IGB Group
          Leon Berman, Principal
          212-477-8438
          Fax: 212-477-8636
          lberman@igbir.com
          www.igbir.com